UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41647

Ohmyhome Ltd

(Exact name of registrant as specified in its charter)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Name Change and Continuation to the British Virgin Islands

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 26, 2026, at the Extraordinary General Meeting of the Shareholders of Ohmyhome Limited (now known as Ohmyswift Limited, the “Company”) held on October 26, 2026, the Company’s shareholders approved (i) the change of the Company’s name from “Ohmyhome Limited” to “Ohmyswift Limited” and (ii) the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands.

On November 3, 2026, pursuant to such approvals, the Company completed its continuation from the Cayman Islands to the British Virgin Islands as a BVI business company under the BVI Business Companies Act, 2004, and changed its name from “Ohmyhome Limited” to “Ohmyswift Limited.” In connection with the continuation, the Company adopted a new memorandum and articles of association under the laws of the British Virgin Islands, a copy of which is filed as Exhibit 3.1 to this Report on Form 6-K and is incorporated herein by reference.

The Company’s Class A ordinary shares continue to trade on The Nasdaq Stock Market under the symbol “OMH” and under the existing CUSIP number G6S38M131. The Company is applying for a new CUSIP number to reflect the name change, continuation and related corporate actions, and will announce the date on which the new CUSIP number and related changes will become effective for trading purposes once confirmed.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Memorandum and Articles of Association of Ohmyswift Limited, continued November 3, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026

Ohmyhome Ltd

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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